UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

May 1, 2015

MYLAN N.V.

(Exact name of registrant as specified in its charter)

Netherlands	333-199861	98-1189497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Albany Gate, Darkes Lane Potters Bar, Herts	EN6 1AG
(Address of Principal Executive Offices)	(Zip Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Senior Revolving Credit Agreement

On May 1, 2015, Mylan Inc. (the “Borrower”) entered into Amendment No. 1 (the “Revolving Amendment”) to the Revolving Credit Agreement dated as of December 19, 2014 (the “Revolving Credit Agreement”), among the Borower, Mylan N.V. (the “Company”), certain lenders and issuing banks and Bank of America, N.A., as administrative agent. The Revolving Amendment provides that, following the closing of the Company’s offer for the entire issued and to be issued share capital of Perrigo Company plc (“Perrigo”) (the “Perrigo Proposal”), the financial covenant in the Revolving Credit Agreement will be modified as follows: (i) for the four fiscal quarters following the closing of the Perrigo Proposal, the Company will be required to maintain a ratio of consolidated total indebtedness as of the end of any quarter to consolidated EBITDA for the trailing four quarters (the “Leverage Ratio”) not to exceed 4.75 to 1.00, (ii) for each of the subsequent two fiscal quarters, the Company will be required to maintain a Leverage Ratio not to exceed 4.25 to 1.00, and (iii) for any fiscal quarter thereafter, the Company will be required to maintain a Leverage Ratio not to exceed 3.75 to 1.00. The Revolving Amendment also amends the event of default provisions to provide that any “change of control” or “change of control put rights” under any indebtedness of Perrigo or its subsidiaries that are triggered as a result of the closing of the Perrigo Proposal will not result in an event of default so long as the Company or its subsidiaries refinances such indebtedness within 30 days of the closing of the Perrigo Proposal or makes any change of control offer required by the terms of such indebtedness and purchases all notes validly tendered pursuant thereto, respectively. The Revolving Amendment also effects certain technical amendments.

Amendment to Senior Term Credit Agreement

On May 1, 2015, the Borrower entered into Amendment No. 1 (the “Term Amendment” and, together with the Revolving Amendment, the “Amendments”) to the Term Credit Agreement dated as of December 19, 2014 (the “Term Credit Agreement” and, together with the Revolving Credit Agreement, the “Credit Agreements”), among the Borrower, the Company, certain lenders and Bank of America, N.A., as administrative agent. The Term Amendment provides that following the closing of the Perrigo Proposal, the financial covenant in the Term Credit Agreement will be modified as follows: (i) for the four fiscal quarters following the closing of the Perrigo Proposal, the Company will be required to maintain a Leverage Ratio not to exceed 4.75 to 1.00, (ii) for each of the subsequent two fiscal quarters, the Company will be required to maintain a Leverage Ratio not to exceed 4.25 to 1.00, and (iii) for any fiscal quarter thereafter, the Company will be required to maintain a Leverage Ratio not to exceed 3.75 to 1.00. The Term Amendment also amends the event of default provisions to provide that any “change of control” or “change of control put rights” under any indebtedness of Perrigo or its subsidiaries that are triggered as a result of the closing of the Perrigo Proposal will not result in an event of default so long as the Company or its subsidiaries refinances such indebtedness within 30 days of the closing of the Perrigo Proposal or makes any change of control offer required by the terms of such indebtedness and purchases all notes validly tendered pursuant thereto, respectively. The Term Amendment also effects certain technical amendments.

Certain lenders under the Credit Agreements have, from time to time, performed, are currently performing and may in the future perform, various financial advisory and commercial and investment banking services for the Company, for which they received or will receive customary fees and expenses.

Statement Required By Irish Takeover Rules

The directors of the Company accept responsibility for the information contained in this report. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this report is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Profit Forecast/Asset Valuations

No statement in this report is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for the Company or Perrigo as appropriate. No statement in this report constitutes an asset valuation.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or the Company, all ‘dealings’ in any ‘relevant securities’ of Perrigo or the Company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or the Company, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by the Company or ‘relevant securities’ of the Company by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for the Company and no one else in connection with the Company’s proposed acquisition of Perrigo and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this report or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this report or any such statement.

Additional Information

In connection with the Company’s offer to acquire Perrigo (the “offer”), the Company has filed certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, a Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) on May 5, 2015 (which Registration Statement has not yet been declared effective) and a preliminary proxy statement on Schedule 14A on May 5, 2015. In connection with the offer, the Company intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This report is not intended to be, and is not, a substitute for such filings or for any other document that the Company may file with the SEC in connection with the offer. INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND PERRIGO ARE URGED TO READ THE OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PERRIGO AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the Company at 724-514-1813 or investor.relations@mylan.com. Any materials filed by the Company with the SEC that are required to be mailed to shareholders of Perrigo and/or the Company will also be mailed to such shareholders. This report has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

Participants in Solicitation

This report is not a solicitation of a proxy from any investor or shareholder. However, the Company and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the offer under the rules of the SEC. Information regarding the Company’s directors and executive officers may be found in the Company proxy statement/prospectus on Form S-4 filed with the SEC on December 23, 2014 and Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015 and amended on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of the Company’s shareholders generally, will also be included in the materials that the Company intends to file with the SEC when they become available.

Non-Solicitation

This report is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this report or otherwise, nor will there be any acquisition or disposition of the securities referred to in this report in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Further Information

The distribution of this report in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this report are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction.

Therefore, persons who receive this report (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the Company disclaims any responsibility or liability for the violations of any such restrictions by any person.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

The Amendments included or incorporated by reference as an exhibit to this Current Report contain representations and warranties by the Borrower and the Company. Those representations and warranties were made solely for the benefit of the other parties to the Amendments and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to the Borrower and the Company if those statements prove to be inaccurate; (ii) may have been qualified in each and either of the Credit Agreements or the Amendments by disclosures that were made to the other parties in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report not misleading.

Exhibit No.	Description

10.1	Amendment No. 1, dated as of May 1, 2015, to the Revolving Credit Agreement among Mylan Inc., Mylan N.V., the lenders and issuing banks party thereto and Bank of America, N.A., as Administrative Agent, dated as of December 19, 2014

10.2	Amendment No. 1, dated as of May 1, 2015, to the Term Credit Agreement among Mylan Inc., Mylan N.V., the lenders party thereto and Bank of America, N.A., as Administrative Agent, dated as of December 19, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: May 7, 2015	By:	/s/ John D. Sheehan
John D. Sheehan
Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment No. 1, dated as of May 1, 2015, to the Revolving Credit Agreement among Mylan Inc., Mylan N.V., the lenders and issuing banks party thereto and Bank of America, N.A., as Administrative Agent, dated as of December 19, 2014

10.2	Amendment No. 1, dated as of May 1, 2015, to the Term Credit Agreement among Mylan Inc., Mylan N.V., the lenders party thereto and Bank of America, N.A., as Administrative Agent, dated as of December 19, 2014